UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 9, 2006

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Limited

To:
London Stock Exchange
Australian Stock Exchange

Cc:
New York Stock Exchange
JSE Limited
Swiss Stock Exchange
Deutsche Bank
UBS Zurich

Date: 9 November 2006

For Release: Immediately

Dear Shareholder

BEWARE OF OFFERS TO PURCHASE YOUR BHP BILLITON SHARES - THEY MAY UNDERVALUE YOUR INVESTMENT

I am writing to inform and warn you about unsolicited offers to purchase your BHP Billiton shares.

A company called 'Direct Share Purchasing Corporation Pty Ltd' (DSPC) has written to BHP Billiton requesting a copy of our share register.  Under the Corporations Act they are entitled to do this.

We understand that the company is associated with Mr David Tweed.  You may know of him; he is mentioned frequently in the media for making offers to the holders of small parcels of shares in listed companies.

You may receive an offer from DSPC.  It concerns me that shareholders may unknowingly accept an offer for their BHP Billiton shares that substantially undervalues their shareholding, so if you do receive such an offer, please check it carefully.  In particular, please check:

  that you are going to receive fair value for your shares because it is possible that you could receive more for your shares if you sold them on market through your broker.  You can check the current market value of BHP Billiton shares on the Australian Stock Exchange's website at www.asx.com.au or in the daily newspapers; and
  the terms and conditions of the offer and, in particular, how quickly you are going to be paid.  If you sold your shares on market through a broker, you would usually receive payment within approximately 3 days.  You should check that the offer does not contemplate that you will be paid over a long period of time because this would reduce the real value to you.  It may also result in unforeseen taxation consequences for you.

Of course any decision about sale of your BHP Billiton shares is one for you.  I only urge you to carefully consider the terms of any offer you receive and contact your broker or financial advisor for advice.  If you do not have a regular broker, information on how to get in touch with one is available from the Australian Stock Exchange's Customer Service Centre, telephone 131 279.

If you would like any further clarification on matters raised in this letter you may contact our Manager, Share Registry Services on +61 3 9609 4539.

Thank you for your support as a shareholder in BHP Billiton.

Yours sincerely

Don Argus
Chairman

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 9 November 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary